Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

October 17, 2024

Re:	Pony AI Inc. Registration Statement on Form F-1 CIK No. 0001969302

Joseph Cascarano

Robert Littlepage

Mariam Mansaray

Matthew Crispino

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Pony AI Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter submitting its responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated October 7, 2024 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on September 9, 2024 (the “Draft Registration Statement”). The Company has responded to the Staff’s comments by revising the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

The Company is, concurrently with the Registration Statement, filing all amendments to the draft registration statement previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and launch the road show as soon as legally permissible, subject to market conditions.  The Company would appreciate the Staff’s continued assistance to meet this timeline.

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Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 9, 2024

Condensed Consolidating Schedule, page 21
Our Company, page 2

1.	Please update to include condensed consolidating financial information through June 30, 2024. Further revise your presentation of Condensed consolidating cash flows information to clearly indicate loans and contributions between and among entities to align with your disclosure on page 10.

October 17, 2024

In response to the Staff’s comment, the Company has revised the disclosure to include condensed consolidating financial information through June 30, 2024 on pages 22, 25 and 27 of the Registration Statement.

In addition, in response to the Staff’s comment, in order to clearly indicate loans and capital contributions between and among entities to align with the Company’s disclosure on page 10, the Company has bifurcated “Investing/loan to group companies” in “Condensed consolidating cash flows information” on pages 26 and 27 into “Loan to group companies” and “Capital contributions to group companies,” and accordingly added “Capital contributions from group companies.” Meanwhile, for the loan repayment in June 2024, the Company has added “Loan repayment received from group companies” and “Loan repayment to group companies” to clearly indicate the repayment amount.

Accordingly, the Company has also revised the disclosure in “Transfer of Funds and Other Assets” on page 10 to clearly indicate loans and capital contributions between and among entities, which aligned with the cash flows information in “Condensed consolidating cash flows information” on pages 26 and 27 of the Registration Statement.

2.	Since a significant portion of your revenues were derived from related parties, please re-characterize "revenues from external parties" as appropriate.

In response to the Staff’s comment, to avoid confusion and for better presentation, the Company has re-characterized “Revenues from external parties” into “Revenues from external parties (including related parties)(2)” on pages 21 and 22 of the Registration Statement. In addition, the Company has added a note to disclose the underlying related party revenues recorded in “Revenues from external parties (including related parties)(2)” on pages 22 and 23 of the Registration Statement.

Risk Factors
"We use third-party providers of cloud infrastructure to operate our business...", page 38

3.	We note your disclosure here and elsewhere that you use third-party providers of cloud infrastructure to operate your business. Please clarify whether any of those third-party providers are located in China and whether user and non-user data, including mapping data, is stored in China. In addition, disclose any material risks relating to regulations regarding the storage and transmission of such data from other jurisdictions to China.

The Company respectfully advises the Staff that it engages third-party local providers in China and overseas. User or non-user data collected in these jurisdictions is stored and maintained locally within the respective service provider’s facilities in compliance with applicable local laws and regulations. In particular, data generated in the ordinary course of business (including user data and non-user data such as mapping data) outside of China is stored locally and separately by local service providers and is not transferred into China, and vice versa. Accordingly, the management does not consider there to be any material risk related to regulations pertaining to cross-border data transfers to China. In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 47 and 156 of the Registration Statement to further clarify the Company’s data collection and transmission practices.

"Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans...", page 54

4.	We note your disclosure that you received government grants. Please disclose the terms and conditions of the government grants received and anticipated to be received. We also note your disclosure of the cash flows for each period presented. Clarify which countries provided the grants and the currency received.

The Company respectfully advises the Staff that all government grants historically received were awarded by local governments in China in Renminbi, primarily in recognition of the Company’s contributions to technological advancement and local economic development. These grants are typically evaluated on an annual or project basis, based on then effective local regulations and policies, and thus are non-recurring in nature. Therefore, the management finds it challenging to predict the amount of future government grants. Accordingly, the Company has revised the disclosure on pages 55 and 56 of the Registration Statement to further clarify the nature of these government grants.

October 17, 2024

Capitalization, page 91

5.	We refer you to your disclosure on pages F-82 and F-83. Please revise your "pro forma" and "pro forma as adjusted" presentations of the capitalization table and the dilution table on page 93 to give effect to the compensatory impact of the certain performance options and RSUs for which both the performance and relevant service conditions will have been satisfied in the period when an IPO or a sale event is completed.

In response to the Staff’s comment, the Company has revised the “pro forma” and “pro forma as adjusted” presentations of the capitalization on page 92, as well as the “pro forma” and “pro forma as adjusted” presentations of dilution table on page 94.

6.	Please further quantify and disclose the total number of Class A and Class B ordinary shares outstanding as of the most recent balance sheet date, excluding such shares underlying share-based awards (if not exercised or converted as of the date of the IPO), shares reserved for future issuance under the Pony AI 2016 Share Plan, as noted in your disclosure on page 18.

The Company respectfully advises the Staff that the total number of Class A and Class B ordinary shares outstanding as of the most recent balance sheet date (i.e., June 30, 2024) are 10,660,389 Class A ordinary shares and 81,088,770 Class B ordinary shares as stated in the Capitalization table on page 93, which excludes the share-based awards if not exercised or converted as of the date of the IPO and shares reserved for future issuances under the Pony AI 2016 Share Plan and aligns with the disclosure of outstanding Class A ordinary shares and Class B ordinary shares on page 17, on an actual basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 101

7.	Your discussion comparing the results of operations for the June 30, 2024, quarter to the June 30, 2023, quarter provides little quantification where a material change is attributed to two or more factors. For example, in regard to robotruck service revenues, you charge customers service fees by mileage depending on specific transport routes and/or by tonnage. Therefore, please revise and discuss the increase in transportation service fees by quantifying changes in mileage on specific transport routes and tonnage. Additionally, discuss how and why you experienced a significant increase in your revenue from licensing and applications by quantifying increases of your various services, such as POV intelligent solutions, value-added technological services and V2X (vehicle-to-everything) products and services. Please revise throughout your results of operations discussion to separately quantify how each factor contributed to the changes in your revenue and expenses for the periods presented. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comment, the Company has thoroughly reviewed and revised the disclosure on pages 110, 111 and 112 of the Registration Statement.

Business, page 129

8.	We note your disclosure on page 147 that you have operations in the United States with a team of 101 employees and currently have R&D and autonomous vehicle testing programs in the Bay Area, California, as well as Tucson, Arizona. Please include a risk factor highlighting potential impediments to your involvement in the U.S. market, such as the U.S. Commerce Department's proposed ban on the sale of connected and autonomous vehicles in the U.S. that are equipped with Chinese software and hardware.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Registration Statement.

October 17, 2024

9.	Please expand your disclosure of your operations in the U.S. to include a discussion of the products or services currently in the U.S. market that generate revenue.

The Company respectfully advises the Staff that, as disclosed in the Draft Registration Statement, it only conducts limited business operations in the United States, which are primarily focused on R&D and vehicle testing. In 2023 and the six months ended June 30, 2024, revenues generated in the United States, which were primarily related to value-added technological services as part of the Company’s licensing and applications business as well as other operating income, consistently remained below 1% of the Company’s total revenues during such periods. The Company expects its U.S. operations to remain limited in scope, with no plans for further expansion in the foreseeable future. Accordingly, the Company has revised the disclosure on page 149 of the Registration Statement to provide more details on its U.S. operations.

Financial Statements
Note 1. Operations and Principal Activities
(b) Consolidated VIEs in the PRC, page F-61

10.	We note prior to the "completion date of Reorganization in February 2024, the VIEs were engaged in research and development activities without any revenue generated, and the related results of operations and cash flows of the VIEs were not material." With a view towards expanded disclosure, please tell us:

•	the nature and extent of Beijing ZX's and Guangzhou ZX's operating activities after the completion of the Reorganization;

•	if any rights to technology, intellectual property, licenses, or any ongoing research and development activities were transferred out of the Company as part of the Reorganization; and

•	if any of the former employees of Beijing ZX and Guangzhou ZX are no longer employed with the Company in connection with the Reorganization.

The Company respectfully advises the Staff that (i) there is no change in the nature and extent of Beijing ZX’s and Guangzhou ZX’s operating activities after the completion of the Reorganization; (ii) none of the right to technology, intellectual property, licenses, or any ongoing research and development activities were transferred out of the Company as part of the Reorganization; and (iii) former employees of Beijing ZX and Guangzhou ZX are still employed with the Company in connection with the Reorganization. Accordingly, the Company has revised disclosure in “Corporate Structure” on page 8 of the Registration Statement.

Note 13. Subsequent Events, page F-84

11.	Please explain to us how you are accounting for the modification of the terms of the outstanding Preferred Shares. Provide references to the accounting literature relied upon as a basis for your accounting.

In response to the Staff’s comment, the Company is currently evaluating the changes in the fair value of the relevant preferred shares that have the modified terms and will disclose the accounting impact of such modification of terms with reference to the accounting literature relied upon in its future amendment(s) to the Registration Statement.

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If you have any questions regarding this submission, please contact Li He at +852-2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

October 17, 2024

cc:          Mr. Tian Gao, Vice President

Pony AI Inc.

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Wei Zhang

Deloitte Touche Tohmatsu Certified Public Accountants LLP

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